Mail Stop 3561

January 25, 2007

Mr. Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

> **RE:**   **Brown-Forman Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed June 29, 2006 and December 7, 2006**
> **File No. 2-26821**

Dear Mr. Varga:

      We have reviewed your response letter dated January 16, 2007 and have the following comment requesting additional information so we may better understand your disclosures. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended October 31, 2006

Financial Statements

Note 11. Acquisition of Chambord Liqueur, page 11

1.   We note your response to comment two in our letter dated January 3, 2007. It appears that the existing customer relationships that Chambord had with its distributors and the non-compete agreement between you and the former owner of Chambord meet the criteria for recognition apart from goodwill. As such, please provide us with your analysis of the fair value of the existing customer relationships and non-compete agreement which complies with the objective of measuring fair value using assumptions that marketplace participants would use in making estimates of fair value. Please refer to SFAS 141 and EITF 02-17.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief